Exhibit 99.10

Press Release

Total releases its Universal Registration Document 2019

(Document d’enregistrement universel 2019) and its Form 20-F 2019

Paris, March 23, 2020 – The Document d’enregistrement universel of TOTAL S.A. for the year 2019 was filed with the French Financial Markets Authority (Autorité des marchés financiers) on March 20, 2020. It can be consulted and downloaded from the Company’s website (total.com, under the heading Investors / Regulated information). An English translation of the Document d’enregistrement universel (Universal Registration Document) is also available on the Company’s website.

The following documents are included in the Document d’enregistrement universel :

-	the 2019 annual financial report,

-	the Board of Directors’ report on corporate governance required under Article L. 225-37 of the French Commercial Code,

-	the description of the share buy-back program,

-	the report on the payments made to governments required under Article L. 225-102-3 of the French Commercial Code,

-	the reports from the statutory auditors.

The Document d’enregistrement universel 2019 presents the outlook of the Group updated on March 19, 2020.

The annual report on Form 20-F of TOTAL S.A. for the year ended December 31, 2019 was filed with the United States Securities and Exchange Commission (SEC) on March 20, 2020. It can be consulted and downloaded from the Company’s website (total.com, under the heading Investors / Regulated information) or from the SEC’s website (sec.gov).

Printed copies of the Document d’enregistrement universel, Universal Registration Document and Form 20-F are available free of charge at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.